Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: December 7, 2020

Investor Presentation December 2020

Legal disclaimer Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe”) with the U.S. Securities and Exchange Commission (“SEC”) that will include preliminary and definitive proxy statements to be distributed to holders of FTAC’s common stock in connection with FTAC’s solicitation for proxies for the vote by FTAC’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Paysafe relating to the offer of the securities to be issued in connection with the completion of the business combination. FTAC, PGHL AND PAYSAFE urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about PGHL, FTAC, and the proposed business combination. Such persons can also read FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FTAC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov). Participants in the Solicitation FTAC, PGHL, Paysafe and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of FTAC’s and PGHL’s participants in the solicitation, which may, in some cases, be different than those of FTAC’s and PGHL’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. FTAC’s and PGHL’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FTAC’s and PGHL’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside FTAC’s and PGHL’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against FTAC, Paysafe and/or PGHL following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of FTAC, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on PGHL’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Paysafe’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of PGHL to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that PGHL, FTAC or Paysafe may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in FTAC’s most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning FTAC, PGHL or Paysafe, the transactions described herein or other matters and attributable to FTAC, PGHL, Paysafe or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of FTAC, PGHL and Paysafe expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTAC, Paysafe or PGHL, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Paysafe will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Presenters Bill Foley Chairman, Foley Trasimene Bill serves as Founder and Chairman of Foley Trasimene Bill has over 32 years of industry experience, delivering stockholder value with a principal background in financial and technology sectors Prior experience: Izzy joined Paysafe in 2020 as CFO Izzy brings a proven track record of over 25 years in financial leadership in both public and private organizations Prior experience: Izzy Dawood Chief Financial Officer Philip joined Paysafe in 2019 as CEO Philip has been an international leader in the banking and payments industry for over 25 years with experience across Latin America, Europe, EMEA, and North America Prior experience: Philip McHugh Chief Executive Officer & Director

Paysafe:

Transaction Overview

Foley Trasimene, Blackstone, and CVC partnering to drive value

Pro forma valuation ($ in mm)	
Pro Forma Equity Value	**$7,195**
Pro Forma Net Debt (3)	1,805
Pro Forma Enterprise Value	**$9,000**
Pro Forma Net Leverage / 2021E Organic Adj. EBITDA (3)(4)	**3.6x**

* PIPE investment of $2.0 billion includes at least a $350 million investment from Cannae Holdings, Inc.(5) and an expected $500 million investment from Fidelity National Title and Chicago Title Insurance Co.(6)

($ in millions)

Sources (excl. founder shares)	
SPAC Cash in Trust (1)	$1,467
Forward purchase agreement	150
PIPE investment *	2,000
(PIPE investment excl. CNNE(5), FNT and CTI(6): $1,150)	
Existing Paysafe shareholders rollover equity	3,291
Total sources	$6,908

Uses (excl. founder shares)	
Debt paydown	$1,117
Cash consideration to existing Paysafe shareholders	2,323
Existing Paysafe shareholders rollover equity	3,291
Estimated fees and expenses (2)	176
Total uses	$6,908

Potential Upside with Foley Transformation



+13% growth
$1,663
$140 min.
$1,523
2021E
$1,872
$46 min.
$140 min.
$1,686
2022E
120+ bps Organic Adj. EBITDA(4) margin expansion
+17% growth
$561
$60 min.
$501
2021E
$655
$15 min.
$60 min.
$580
2022E
Significant upside through transformation opportunity
Pro forma multiples:
16x
14x
Organic Revenue(4)
Organic Adj. EBITDA(4)
Pro forma upside opportunity(7)
U.S. iGaming expansion(8)

Pro Forma Ownership(1)



SPAC and CNNE FPA 22.5%
Blackstone, CVC, and other shareholders 45.7%
PIPE Shareholders 27.8%
Foley Trasimene 4.0%

Note: Represents transaction values at $10.00 per share price. Excludes dilution from 74.8 million public and private placement warrants struck at $11.50. No incremental earnout shares to be granted to selling shareholders.
(1) Assumes no redemptions. Excludes 8.0 million forfeited founder shares (~22% of initial founder shares).
(2) Includes deferred underwriting fees, PIPE placement fees, and other fees and expenses.
(3) Expected pro forma net debt as of 12/31/20E. This excludes the drawn amounts of a local $50m Credit Facility held in the US outside the Group's Senior Credit Facility. For Senior Credit Facility reporting purposes, the Company includes the drawn amount of this facility in deriving its "Total Secured Net Leverage Ratio" and "Total Net Leverage Ratio". The nature of the facility is to draw on the facility daily and to prefund daily interchange and acts as a source of working capital. The expected outstanding balance as at 12/31/20E is $45m.
(4) See slide 49 for additional information regarding this non-GAAP measure.
(5) Investment to come from Cannae Holdings, Inc., Trasimene Capital FT, LP II, or an affiliate of Trasimene Capital FT, LP II.
(6) Investment to come from Fidelity National Title and Chicago Title Insurance Co.
(7) Represents upside impact to base plan '21E – '22E Organic Adj. EBITDA and Organic Revenue giving pro forma effect to cost savings and revenue opportunities if and when realized in future periods.
(8) Represents upside impact to base plan '22E Organic Adj. EBITDA and Organic Revenue giving pro forma effect to growth in U.S. iGaming market volume if and when it occurs.

4

Bill Foley's value creation playbook

Paysafe:



William P. Foley II
Founder

- Long history of value creation across multiple public company platforms
- Foley has led five separate multi-billion dollar public market platforms with 100+ acquisitions across them
- Founder, former CEO and now Chairman of Fidelity National Financial ("FNF") – built the largest title insurance company, growing equity value from $3mm to $11bn
- Through FNF, Foley was also able to acquire and spin-out FIS[1] (current market capitalization of $91bn) Black Knight (current market capitalization of $14bn) and Cannae Investments (current market capitalization of $4bn)
- Foley also led the take private of Dun & Bradstreet (current market capitalization of $11bn) and the subsequent IPO – current market

Foley will bring a team of board members to oversee transformation

- Team knows how to drive revenue growth and margin expansion in payments
- Experts in payments and processing
  - Drove value creation at FIS - $2.5bn to $91bn
- Experts in cloud migration / SaaS transformation
  - At Ceridian, drove 7x+ increase in value during tenure to date
- Experts in cost synergy realization
  - Realized $225m of synergies at DNB
- Deep strategic M&A expertise in payments
  - Team has consummated hundreds of financial technology M&A transactions for tens of billions in transaction value
- Synergy bonus pool to align incentive and drive performance

Strong history of value creation…



FIDELITY NATIONAL FINANCIAL
FIS
BLACK KNIGHT
CERIDIAN
dun & bradstreet
$3m
$10.8bn
$2.5bn
$91.4bn
$1.6bn
$14.0bn
$4.2bn
$14.0bn
$2.0bn
$11.3bn
1984 LBO
Current Mkt Cap
2006 Spin-Off
Current Mkt Cap
2015 IPO
Current Mkt Cap
2018 IPO
Current Mkt Cap
2019 LBO
Current Mkt Cap

…and overachieving targeted savings ($m)

Acquiror	Target	Acquisition date	Forecast savings	$ of synergies achieved
Cannae	D&B	Feb-2019	$200	$225[2]
FNF	LPS	Jan-2014	$150	$312
FIS	Metavante	Apr-2009	$260	$300
FNF	Land America	Dec-2008	$150	$265
FIS	eFunds	Sep-2007	$65	$87
FIS	Certegy	Feb-2006	$50	$50
FNF	Intercept[3]	Dec-2004	$25	$33
FNF	Aurum[3]	Mar-2004	$15	$17
FNF	Chicago Title[3]	Mar-2000	$90	$133

Source: Cannae Holdings Investor Presentation, Dun & Bradstreet materials, public company filings. Market cap data from Factset as of 12/4/2020.
(1) Bill Foley currently owns no equity in FIS.
(2) Achievement on-going.
(3) Synergy projection and realization data provided by FNF.

5

Paysafe:

Bill Foley is an agent of change and transformation

Revenue opportunity	$140m
Incremental Adj. EBITDA(1,2)	$60m
Incremental Adj. EBITDA incl. US iGaming upside(1,3)	$75m

Total project cost savings from platform integration

Operations: $20m
- Process transformation and automation
- 30% reduction in premises footprint
- Back office consolidation (risk, compliance, and operations)

Risk platform: $15m
- Fraud reduction
- Good / Bad rate improvement
- Credit loss improvement
- Digital Wallet funding enhancement

Bank as a service: $20m
- Lower fees (acquiring, APM, FX)
- Closing of unused accounts
- Banking relationship consolidation
- Consolidate onto proprietary acquiring licenses

Incremental '21E adj. EBITDA: $20m(1,2)

✓ Foley track record of synergy achievement

Total project Revenue growth strategies

Enterprise sales: $85m
- Cross-selling funnel
- Transformational deals

Gateway convergence: $15m
- Consolidation onto Unity
- Sell Paysafe eComm gateway via USPP division
- Migrate more wallet volume to Paysafe acquiring

Operations: $20m
- Failed deposits for Digital Wallets

Risk platform: $15m
- Reduce false positives

Bank as a service: $5m

Incremental '21E adj. EBITDA: $40m(1,2)

✓ Foley team drives revenue growth

Winning in US iGaming

- 10% US iGaming market share forecasted to grow to $24bn market volume in 2025
- Upside scenario to base case of $47bn market volume, driving an incremental $15m of adj. EBITDA(1,3)
- Global base of 15m customers(4) across verticals
- Proven strategy of winning as new global markets open
- Unrivaled regulatory and technical expertise

Incremental '22E adj. EBITDA: $15m(1,3)

✓ Foley track record of success in highly regulated industries

M&A strategy

- Transform growth and margin trajectory of Paysafe
- Balance sheet positon for acquisitive growth
- Digital wallet consolidation – over 300 targets with large synergy potential
- eCash – adding geographic distribution / platform consolidation
- Targeting highly profitable and high growth verticals in eCommerce

✓ Foley governance team with expertise in transformative M&A

Four steps to drive transformational value creation

Note: eCommerce, APM as defined on slide 52.
(1) Represents organic adj. EBITDA. See slide 49 for additional information regarding this non-GAAP measure.
(2) Represents upside impact to '21E Organic adj. EBITDA giving pro forma effect to cost savings and revenue opportunities if and when realized in future periods.
(3) Represents upside impact to '22E base plan Organic adj. EBITDA giving pro forma effect to growth in US iGaming market volume if and when it occurs.
(4) LTM July 2020. Based on total active wallet accounts and estimated paysafecard users.

6

Paysafe:

Paysafe is a highly attractive and scarce investment opportunity within Payments / FinTech with similar characteristics to other Bill Foley deals

FNF investment in FIS

- In 2003, Bill Foley led FNF on the acquisition of Alltel Information Services for $1bn which later became Fidelity National Information Services (FIS)
- FIS operated in a highly fragmented industry and Foley utilized the platform and technology stack to consolidate and drive organic and inorganic growth and improve margins
- FIS expanded product offering, technology and improved scale and margins of the business
- Today, FIS is the industry leader with a $91bn market capitalization

Similar characteristics to Paysafe

- Attractive platform with defensible market position
- Upside from acquisition integration, platform consolidation and cross-sell
- Multiple attractive acquisition opportunities will strengthen market position further
- Positioned to win in key attractive, high-growth markets

✓ **Rare attractive base of payments assets at scale**

✓ **Perfect fit with Foley playbook bringing valuation creation and growth**

✓ **Strongly positioned within large, high-growth industry**

Source: FactSet. Market cap data from Factset as of 12/4/2020.

7

1. Introduction to Paysafe 75%+ ECOMMERCE & INTEGRATED ORGANIC REVENUE(1) Note:eCommerce and Integrated as defined on slide 52. (1) See slide 49 for additional information regarding this non-GAAP measure.

Paysafe:

Leading global pioneer in digital commerce

1. Highly differentiated B2B and B2C global network with a powerful suite of digital wallet, eCash and integrated processing solutions
2. Significant growth opportunities in massive TAM with expertise in highest value verticals
3. Long history as the global market leader in iGaming payments and well positioned to capitalize on the expanding US market
4. Proprietary and scalable platform in technology and risk management driving a proven M&A playbook
5. Clear four point strategy for growth and transformation in partnership with Bill Foley


Proprietary B2C + B2B Network & Capabilities
Paysafe:
Advanced Suite of Digital Commerce Solutions

Proven Expertise in Solving & Simplifying the Complexities of Global Digital Commerce…

…driven by:

- Global Risk Management Infrastructure
- Smart Unity Platform
- Proven Expansion Playbook

$103bn	$1.5bn	11%	17%	30%+
Total Volume '21E	Organic revenue(1) '21E	Organic revenue(1) CAGR '20E-'23E	Organic adj. EBITDA(1) CAGR '20E-'23E	Organic adj. EBITDA(1) '21E Margin

Note: Integrated as defined on slide 52.
(1) See slide 49 for additional information regarding this non-GAAP measure.

9

Proprietary integrated solutions…

Paysafe: Leading Digital Solutions


Paysafe:
Digital Wallets


Paysafe.
eCash


Paysafe.
Integrated Processing

#2 Global stored value Digital Wallet[1]

Overview

- Network of digital wallet solutions enable users to upload, store, withdraw & pay funds and APMs from a virtual account
- Presence in 120+[2] markets

Capabilities

~70[3] APMs
Mobile and in-app commerce
P2P/Money transfer

Customers

Millennial & Sophisticated Digital Consumers & Gamers

DraftKings, bet365, William Hill, betfair

#1 iGaming eCash network[4]

Overview

- Proprietary digital currency solutions empowering online, mobile and in-app commerce for gamers & cash consumers
- Presence in 50+[5] markets

Capabilities

Digitization of cash
Prepaid solution
Invoicing solution

Customers

Gen Z, Millennial & Underbanked Consumers

Fortnite, twitch, Spotify

#4 Independent merchant acquirer in the US[6]

Overview

- Integrated, POS & eCommerce solutions for SMBs and eCommerce sellers to accept payments across channels
- Presence across US, Canada & Europe

Capabilities

Proprietary gateway
Single API integration
Integrated & Online Commerce

Customers

eCommerce Businesses
Integrated Software POS
SMB Merchants

DraftKings, Mindbody, npower

A Unique Combination of B2C & B2B Capabilities

Note: eCommerce, APM, API, Integrated, POS as defined on slide 52.
(1) Derived from management analysis that excludes stored credential wallets (e.g. Apple Pay, Samsung Pay), closed loop wallets (e.g. retailer-led) and based on the 120+ markets currently served.
(2) Based on countries from which revenue was generated in FY2019A.
(3) Based on available APMs offered by Paysafe during FY2019A.
(4) Paysafe has the largest branded cash collection network with over 650k POS in 50 countries. Calculated on an average YTD basis as of September 2020.
(5) Based on countries in which paysafecard vouchers are available for purchase as at the end of H1 2020.
(6) Nilson – Top Acquirers 2019 excluding bank or bank owned acquirers.

10

…with an attractive scale and financial profile 12m Active users(3) 650k+ Distribution points(4) 250k+ Merchants(5) 3.8m Active users(1) ~$1bn Deposits(2) KPI’s Digital Wallets eCash Integrated Processing 2021E financial metrics 75%+ Organic Revenue(9) from eCommerce & Integrated(7) 150+ ISV Integrations(6) Note:eCommerce, Integrated, ISV as defined on slide 52. (1)LTM as of July 2020. Active users based on active wallet accounts. Includes both independent and network accounts. (2)Based on total digital wallets balances as at September 2020. (3)Paysafe estimate as of LTM September 2020. (4)Average distribution points YTD September 2020. (5)Based on open merchant accounts as of September 2020. (6)As of September 2020. (7)FY2019A. (8)Take Rate as defined on slide 52. (9)See slide 49 for additional information regarding this non-GAAP measure. ~$23bn ~$5bn ~$75bn $ Volume ~$103bn ~100% ~100% 50%+ % eCommerce & Integrated(7) 75%+ Organic Revenue(9) $441m (29% total) $318m (21% total) $764m (50% total) $1,523m $359m (82% margin) $170m (53% margin) Organic Gross Profit(9) $432m (57% margin) $961m (63% margin) Take rate(8) 1.9% 6.8% 1.0% 1.5% Organic Revenue Mix Leading Digital Solutions

Paysafe: Leading Digital Solutions

…creating a powerful *Paysafe Network*

Merchant Value Proposition

Full stack of integrated commerce solutions enabling businesses to accept payments online and in-store

- **eCommerce**
- **Integrated Solutions**
- **Scaled SMB Platform**
- **Proprietary APMs**

Paysafe: Network

Consumer Value Proposition

- **Digital Wallets** — Proprietary network of digital wallet solutions solving complex commerce friction and enabling the use of global APMs
- **e-Cash** — Proprietary digital currency solutions empowering online, mobile and in-app commerce for the cash consumer

Global Reach

Superior Take Rate >

Paysafe:[1]	Peer Average[1,2]
~1.4%	0.8%

Note: Take Rate, eCommerce, APM, SMB, and Integrated as defined on slide 52.
(1) Take Rate as of 2019A.
(2) Peers include: Fidelity National Information Services, Fiserv, Repay, Nuvei, Shift4, PayPal, Global Payments, EVO Payments, Paya, i3 Verticals, Priority Payments and Adyen.

12

Paysafe:
Global Expertise

We are a global leader in iGaming

Europe and Rest of World


Launched in 1999
Global leader with over 1,000[1] operators
$77bn
$135bn
12% CAGR
2020E
2025E
Market volume ($bn)[2]

Canada


Launched in 2010
100% of Canada iGaming coverage – deployed Paysafe Market Playbook after 2010 launch
$1.2bn
$2.5bn
15% CAGR
2020E
2025E
Market volume ($bn)[3]

United States


Launched in 2013
Live in 12 states
Serves over 60 operators, representing ~75% of the market
$3.4bn
$24bn[5]
$47bn[4]
55% CAGR
2019E
2025E
Market volume ($bn)

Single integration	Connectivity to leading payment methods	Risk and regulatory management expertise	Single solution for Consumers & Businesses

(1) As of September 2020.
(2) EDC and H2 Gambling Capital research 2020-2025. Excludes China and North America.
(3) EDC - Market Opportunity Overview, Online Gambling 2020-2025 CAGR.
(4) Paysafe management estimates based on EDC, H2 Gambling Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. Assumes further legalization of US iGaming in all states and sports betting levels are the same as the UK market.
(5) Paysafe management estimates based on EDC, H2 Gambling Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. Assumes certain further legalization of US iGaming.

13

Global Platform: integrated cloud technology

Paysafe: Global Platform


Paysafe:unity
Business Microservices Services
Configure "Merchant Experience"
Transact "All the ways people pay"
Analyze "Data and Analytics"
Back Office
Defend "Secured by Paysafe"
INTEGRATION FABRIC
Monitoring and Logging
Master data integration
Infrastructure integration
Security and management

Unity Platform
- Automated underwriting
- Implementation of merchant risk and compliance monitoring tool
- Live and expansion of Single API
- Timing: 2020 – 2021

Cloud
- Migration of eCash processing to Cloud
- Consolidation of 12 data centres to 4
- Timing: eCash – 2020; Digital Wallet – 2021; Payment processing – 2022

Wallet Consolidation
- Single platform across Skrill and Neteller
- Timing: Q4 2020

Payment Processing transformation
- Single onboarding for US SMB merchants
- Timing: Q4 2020

Cyber Security
- Acceleration of data loss prevention, further maturity of the security operating centre, vulnerability management and reporting
- Timing: Ongoing

Advanced *Platform-as-a-Service* Advantages

Note: Integrated, API and SMB as defined on slide 52.

14

Two e-money licenses in Ireland Three e-money licenses in UK regulated by FCA Principal member: VISA and Mastercard Switzerland: Financial intermediary, regulated by FINMA U.S.: Registered with the division of Gaming Enforcement, New Jersey Romania: Two Gambling service provider licenses U.S.: Registered with the Delaware State Lottery Office Canada: Nova Scotia AGFT : Lottery equipment supplier U.S.: Pennsylvania Gaming Control Board: Authorized service provider US: West Virginia State Lottery :Interim Supplier License Canada: Registered supplier in Ontario, regulated by Alcohol and Gaming Commission Canada: Registered with the British Columbia GPEB US: 45 state licenses US: Registered with the Colorado Control Commission US: Registered with the Tennessee Education Lottery Corporation U.S.: Registered with the Michigan Gaming Control Board Gambling related registrations Payments related registrations 300+ Professionals Dedicated to Risk & Compliance and Analytics Highly developed Global Risk & Compliance Capabilities: Proven by Years of Successful Development in Complex Markets Highly Strategic & Differentiated Expertise, Data & Analytics Global Platform risk & compliance Global Platform

Paysafe: Global Platform

Paysafe Playbook: expansion & M&A engine

Advantaged Platform for Consolidation

Global Capabilities — Large & Diverse Pool of Opportunities for Growth

Digital Wallet & eCommerce | Payment Processing | eCash | iGaming

Paysafe:unity — "Plug & Play" Platform

Platform Consolidation | Cloud & Shared Microservices | Single API Integration

M&A Expertise — Seasoned Team

Opportunity Identification | Target Sourcing & Cultivation | Deal Execution

Integration — Paysafe Culture

Entrepreneur DNA | Global HR | High Engagement

Attractive Value Creation Drivers

Attractive Value Creation Drivers	Benefits
✓ Large, Global & Fragmented Pool of Attractive Targets to Learn from, Evaluate & Consolidate	Greater **Probability of Success**
✓ Proprietary Technology & Infrastructure to Generate Accretive Cost & Revenue Synergies	Better **Value Creation**
20+ Years of Experience; **15** Deals Integrated; **300+** Deal Experience in Management Team	Better **Negotiation & Execution**
✓ Unique Culture & Ability to Integrate and Empower Founders & Entrepreneurs	Better **Integration & Retention**

Proven & Repeatable M&A Playbook for Consolidation

Note: eCommerce and API as defined on slide 52.

16

2. Attractive Growth Opportunities 120+ MARKETS(1) (1)Based on countries from which revenue was generated in FY2019A.

Clear four point strategy for growth and transformation in partnership with Bill Foley Growth strategy underpinned by weekly management discipline – Top 10 program Winning in US iGaming Platform integration M&A strategy Accelerating existing organic revenue growth strategies

Opportunity to unlock over $100m adj. EBITDA(1) in additional organic revenue(1) opportunities and cost savings over two years

Paysafe:

Enterprise sales	Cross sell all solutions within Paysafe through a single API
Operations platform	Optimizing legacy processes, technology and back-office systems
Risk platform	Leverage data driven insights to improve underwriting, onboarding and reduce false positive rates
Bank as a service	Optimize our relationships with global banks to achieve cost efficiencies
Gateway Convergence	Connecting our leading gateway in digital wallets, our integrated and processing platforms, and US distribution

Unlocking over
$100m
organic adj. EBITDA(1)

$40m of incremental adj. EBITDA(1) in forecast plan and $60m(2) in pro forma upside

Note: API and integration as defined on slide 52.
(1) Represents organic adj. EBITDA. See slide 49 for additional information regarding this non-GAAP measure.
(2) Represents upside impact to '21E adj. EBITDA giving pro forma effect to cost savings and revenue opportunities if and when realized in future periods.

19

Paysafe:

Proven leader in iGaming and well poised to be successful in the highly attractive US iGaming market

Paysafe:

One-stop source	Vertical knowledge	Ease of integration	Breadth of solution
Multiple ways to pay	Content / engagement	Broad acceptance	Differentiated wallet offering

US iGaming market


$47bn(1)
$24bn(2)
52% CAGR
$3.4bn
2019E
2025E
Base case
Upside case


PayPal
Paysafe:
VISA
Sub-scale players
globalpayments
worldpay
nuvei
fiserv.
B2C (payment methods)
B2B (payment acceptance + processing)

60+ US iGaming customers


Plug into iGaming.
Plug into Paysafe:

https://www.youtube.com/watch?v=z6dsFiLotU0&feature

Our wide range of products and services positions us to continue winning new clients as we expand to other states

(1) Paysafe management estimates based on EDC, H2 Gambling Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. Assumes further legalization of US iGaming in all states and sports betting levels are the same as the UK market.

(2) Paysafe management estimates based on EDC, H2 Gambling Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. Assumes certain further legalization of US iGaming.

20

Continue winning in high growth and profitable markets Leading capabilities positions us well… …to continue winning in emerging high growth verticals Leading digital commerce products and APMs Single integration Banking relationships & licenses Global footprint Digital consumer relationships Risk & regulatory management Online Remittance Field Services Petro Health & Wellness Property Management Sports Camp Registration Remittance Rental Financial Services Social Media Travel Subscription Education Video gaming Wellness / Membership Property management Gaming Social media Note: APM as defined on slide 52.

Significant acquisition opportunities across all segments Digital Wallet consolidation eCommerce integration eCash Complementary iGaming services Over 300 specialized wallets globally which lack scale and have limited capabilities Opportunity to acquire the customer base and monetize them effectively Adding new markets and verticals Cost saving opportunities Consolidation of back end processing volume Single API Driving proprietary APMs into a single gateway to improve take rate 20+ geography based targets Add distribution / consolidate backend platform iGaming data services iGaming geocompliance services iGaming marketing services Ability to augment and enhance existing M&A track record with Foley’s best-in-class execution and network Note: APM, API and eCommerce as defined on slide 52.

3. Strong Performance & Financial Results DOUBLE DIGIT GROWTH

Paysafe:

Paysafe is a compelling investment opportunity

Significant Scale

- $103 billion in 2021E transactional volume
- $1.5 billion in organic revenue in 2021E[1]

Strong Growth

- 11% organic revenue[1] growth CAGR 2020E-2023E

High Margins

- Highly profitable model with significant operating leverage and attractive unit economics – Organic Adj. EBITDA[1] margins above 30% with a path to 35%+

Strong Cash Conversion

- Asset light business model that does not require significant capex or balance sheet requirements
- 80% adj. cash conversion margin[1] in 2021E


US-listed Public Equities
~4,300
Significant Scale
1,483
Strong Growth
314
High Profitability
75
Strong Cash Conversion
40
Global Payments
VISA
FLEETCOR
Paysafe:

Source: Factset
(1) See slide 49 for additional information regarding this non-GAAP measure.

24

Consistent(1) double digit growth Volume Organic revenue(2) ’20E – ’23E CAGR 15% ’20E – ’23E CAGR 11% 13% growth 12% growth eCash Digital Wallets Processing Double digit growth Growth across all segments Organic revenue(2) growth in line with historical trend Take rates(3) approach historical levels ($ in millions) CAGR 1.42% 1.56% 1.48% 1.41% % take rate(3): 1.43% 1.39% 13% 16% 15% ’20E-’23E CAGR 8% 14% 10% ’20E-’23E Note:2018A organic gross profit by segment – Processing: $366m, Digital Wallets $285m, eCash: $140m. 2019A organic gross profit by segment – Processing: $405m, Digital Wallets $341m, eCash: $139m. (1) Excludes 2020. (2)See slide 49 for additional information regarding this non-GAAP measure. See slide 50 for reconciliation to the nearest GAAP measure. (3)Take Rate as defined on slide 52.

Strong operating leverage: Growth at scale

Paysafe:

Operating leverage

Adj Opex[(1)(2)] as % of organic revenue[(1)]: 30% | 32% | 30% | 29% | 28%



19.6%
13.2%
5.3%
(0.7%)
10.4%
4.6%
10.7%
5.9%
11.6%
8.5%
2019A
2020E
2021E
2022E
2023E
Organic revenue(1)(2) YoY growth
Adj. Operating expenses(1)(2) YoY growth

- Targeted investments in compliance, risk, and finance over the last couple of years in a committed effort to increase scalability and improve risk profile

Organic Adj. EBITDA[(1)]

($ in millions)

Organic Adj. EBITDA margin[(1)(2)]: 36% | 34% | 30% | 33% | 34% | 36%



6% growth
'20E – '23E CAGR 17%(2)
'20E – '23E CAGR 21%(3)
$442
$469
$420
$561
$60 min.
$501
$655
$15 min.
$60 min.
$580
$744
$15 min.
$60 min.
$669
2018A
2019A
2020E
2021E
2022E
2023E
Organic Adj. EBITDA(1)(2)
Pro forma upside Opportunity(4)
U.S. iGaming expansion(5)

- Scalable business model and continued cost discipline drives expansion in Organic Adj. EBITDA[(1)] margin

(1) See slide 49 for additional information regarding this non-GAAP measure. See slide 50 for reconciliation to the nearest GAAP measure.
(2) Excludes pro forma upside opportunity and U.S. iGaming expansion.
(3) Includes pro forma upside opportunity and U.S. iGaming expansion.
(4) Represents upside impact to base plan '21E – '23E Organic Adj. EBITDA giving pro forma effect to cost savings and revenue opportunities if and when realized in future periods.
(5) Represents upside impact to base plan '22E – '23E Organic Adj. EBITDA giving pro forma effect to growth in U.S. iGaming market volume if and when it occurs.

26

Sustainable: Highly diversified business 14% 38% 48% (3) Note: Based on organic revenue contribution for FY2019A. eCommerce, Integrated as defined on slide 52. (1)Figures rounded to 100% for presentation purposes. (2)Split by region of transaction initiation for Digital Wallets and eCash, and by merchant location for Payment Processing. (3)iGaming encompasses Online Sports Betting, Online Poker and Online Casinos. (4) See slide 49 for additional information regarding this non-GAAP measure. See slide 50 for reconciliation to the nearest GAAP measure. (1) (2) 75%+ Organic revenue(4) from eCommerce and Integrated (1) (1)

Sustainable: Resilient 2020E organic revenues(1) are expected to only be down 1% despite a 9% volume YTD decline In YTD 2020, higher take rates(3) due to mix shift mitigated much of the volume decline Processing reverting to pre-COVID(4) levels with Digital Wallets showing recovery as sporting events come back; continued momentum in eCash through the pandemic ($ in millions) Organic revenue(1) Business demonstrated resilience through COVID(4) 1.56% 1.42% % take rate(3): Processing indexed organic revenue in 2020(2) Digital Wallets indexed organic revenue in 2020(2) eCash indexed organic revenue in 2020(2) (1) See slide 49 for additional information regarding this non-GAAP measure. See slide 50 for reconciliation to the nearest GAAP measure. (2)Indexed to January 2020 organic revenue. (3)Take Rate as defined on slide 52. (4)COVID refers to period beginning March 2020.

Sustainable: Asset light ($ in millions) % Adj. cash conversion margin(1): 33% 34% 36% 30% Organic Adj. EBITDA margin(1): (1) See slide 49 for additional information regarding this non-GAAP measure. 80% Adj. cash conversion margin(1) 500+ bps Organic Adj. EBITDA margin(1) expansion, 2020E-2023E (1) (1) 80% 80% 80% 75% Organic Adj. EBITDA Adj. cash conversion

Organic Adj. EBITDA Bridge

Paysafe:

2020E to 2021E


($ in millions)
~20% Organic Adj. EBITDA(1) growth
$420
49
14
40
13
(33)
$501
60
$561
Organic gross profit(1) – $102
Adj. operating expenses(1) – ($21)
2020E Organic Adj. EBITDA(1)
Processing
eCash
Digital Wallet
Credit Losses
Adj. Operating Expenses excl. Credit Losses
2021E Organic Adj. EBITDA (1)
Pro forma upside opportunity (2)
2021E Organic Adj. EBITDA incl. pro forma upside opportunity

Continued momentum in payment processing, iGaming and scale benefits driving ~20% Organic Adj. EBITDA[1] growth and 550+ bps of Operating Leverage[3] with additional pro forma upside

(1) See slide 49 for additional information regarding this non-GAAP measure.
(2) Represents upside impact to base plan '21E Organic Adj. EBITDA giving pro forma effect to cost savings and revenue opportunities if and when realized in future periods.
(3) Operating Leverage is defined as Organic Revenue growth less Adj. Operating Expenses growth.

30

Paysafe comparison versus its peers Global Risk management Vertical focus Two-sided network Traditional Payments Integrated payments eCommerce capabilities Note:eCommerce, Integrated as defined on slide 52.

Paysafe’s valuation framework 19% / 35x 21% / 35x Traditional Payments Commerce Enablers eComm Leaders Integrated Payments 4 3 1 EV / EBITDA multiple 15-20x 20-30x 30x+ 50x+ 38% / NM 17% / NM 42% / NM Key comparables 2 7% / 16x 9% / 19x 18% / 27x Source:Company filings, Wall Street research and Factset as of 12/4/2020. Note: Figures represent ’22E/’21E revenue growth and EV / 2021E EBITDA. Integrated as defined on slide 52. 17% / 35x 15% / 25x 8% / 18x www. paysafe .com Thank you.

Appendix

Net revenue has increased from $864m (2017A) to $1.4bn (2019A) since take-private, representing a 27% CAGR Invested over $250m in key platform upgrades across technology, risk and control, and product Upgraded and expanded management to begin institutionalizing business and processes Exited high-risk business in Asia, reducing earnings volatility Spent over $1bn on strategic M&A to build and diversify the business Enhanced TAM potential by expanding into US iGaming, currently active in all 12 states Enhanced geographic diversification of business Paysafe today is fundamentally a different business than at take-private Rapid expansion in US iGaming market Acceleration of eCommerce payments volume (75%+ of business today) Investor interest in payments vertical 27% CAGR $864m $1.4bn 2019A 2017A Net revenue Note:eCommerce as defined on slide 52. Blackstone and CVC value creation since take-private

We have developed highly differentiated capabilities Proprietary Solutions & Reach Unique Experience & Expertise Smart Platform for Growth Leading Digital Solutions Highly differentiated B2C à B2B Network Global & Local Distribution & Marketing Commerce Solutions Advanced Digital Global Expertise Deep Domain Expertise Client-Centric Culture Entrepreneurial True Global Mindset & Presence Global Platform Unified & Scalable Cloud Technology Proven and Repeatable M&A Playbook World-Class Risk Mgmt. & Compliance

eCommerce & Integrated Commerce 75%+ of Paysafe’s Organic Revenue(2) iGaming Commerce 34% of Paysafe’s Organic Revenue(2) Source:Traditional payments market data per Euromonitor International. International excludes Bangladesh, Brunei Darussalam, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, Pakistan, Singapore, South Korea, Thailand, Vietnam, Poland and Turkey. eCommerce market data per eMarketer. International market data excludes China, Indonesia, Japan, Malaysia, Singapore, South Korea, Thailand and Vietnam. International excludes Cambodia, Malaysia, Singapore, Indonesia, Southeast Asia other (Vietnam, Laos, Myanmar, Thailand, Brunei Darussalam), South Asia other (Bangladesh, Pakistan), Japan, Turkey, Poland, the U.S. and China. Note:APM, Integrated, and eCommerce as defined on slide 52. (1) Mastercard Investor Day data, September 2019 – Cardable PCE + Cash & Check PCE + P2P Cash & Check market sizes. (2)Based on FY2019A revenue. See slide 49 for additional information regarding this non-GAAP measure. See slide 50 for reconciliation to the nearest GAAP measure. We are well positioned for faster growth… Focused on MOST Attractive Segments & Verticals $58 trillion potential TAM with digitized cash and APMs 6% Traditional Payments Market Growth(3) (3)BCG – Global Payments 2019: Tapping into Pockets of Growth. 2018-2023 Global Payments Revenue CAGR. (4)The Strawhecker Group 2019 – AIM Portfolio Comparison Report. US SMB 2019 Payments Growth. (5) Glenbrook - Evaluation of Project Iris. 2017-2021 ISV Revenue CAGR. (6) eMarket Global Ecommerce Sales Growth 2020-2023 CAGR. (7)EDC - Market Opportunity Overview, Online Gambling 2020-2025 CAGR. (8)Paysafe management estimates based on EDC, H2 Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. (4) (5) (6) (7) (8) Leading Digital Solutions (1)

…driven by a team of experienced industry leaders Nick Walker Chief HR Officer Louise Clements Chief Marketing Officer Elliott Wiseman General Counsel & Chief Compliance Officer Chi Eun Lee EVP, Chief of Staff Izzy Dawood Chief Financial Officer Danny Chazonoff Chief Operating Officer Leadership is a mix of true entrepreneurs and seasoned executives from PayPal, Facebook, Barclays and BNY Mellon Global Expertise Roy Aston Chief Technology Officer Philip McHugh Chief Executive Officer Paulette Rowe CEO, Integrated & eCommerce Solutions Lorenzo Pellegrino CEO, Skrill, NETELLER, Income Access Udo Müller CEO, paysafecard Afshin Yazdian CEO, US Acquiring Richard Swales Chief Risk Officer

Combined to create growth & deliver results Attractive Global Growth Opportunities 2 Strong Performance & Financial Results 3 Consistent double digit organic topline growth and 500bps+ margin(1,2) expansion… …driving 17% organic adj. EBITDA growth(1,3)… …with potential for 2x organic adj. EBITDA in 3 years(1,4) Highly differentiated two-sided network B2C & B2B capabilities 1 (1)See slide 49 for additional information regarding this non-GAAP measure. See slide 50 for reconciliation to the nearest GAAP measure. (2)Represents organic adjusted EBITDA margin expansion. See slide 50 for reconciliation to the nearest GAAP measure. (3) Represents 2020-2023 CAGR. (4)Assumes incremental organic adj. EBITDA from M&A which is currently not in the forecast.

Paysafe:

Detailed path toward organic revenue generation and cost savings

	Key initiatives to be executed in 2021	In Budget '21 Revenue	In Budget '21 Costs	Beyond Budget '21 Revenue	Beyond Budget '21 Costs
Enterprise sales	▪ Cross-selling funnel ▪ Transformational deals	$25		$60	
Operations platform	▪ Process transformation and automation ▪ 30% reduction in premises footprint ▪ Back office consolidation (risk, compliance, and operations) ▪ Failed deposits for Digital Wallets	$5	$6	$15	$14
Risk platform	▪ Fraud reduction ▪ Good / Bad rate improvement ▪ Credit loss improvement ▪ Digital Wallet funding enhancement	$5	$10	$10	$5
Bank as a service	▪ Lower fees (acquiring, APM, FX) ▪ Closing of unused accounts ▪ Banking relationship consolidation ▪ Consolidate onto proprietary acquiring licenses	$5	$10		$10
Gateway Convergence	▪ Consolidation onto Unity ▪ Sell Paysafe eComm gateway via USPP division ▪ Skrill for merchants as payout / settlement for SMBs ▪ Migrate more wallet volume to Paysafe acquiring			$15	
Total		$40m	$26m	$100m	$29m
Organic Adj. EBITDA[(1)]		$40m+		$60m+	

40

Note: All numbers represent maximum achievable revenue and cost targets.
(1) See slide 49 for additional information regarding this non-GAAP measure.

Leading specialized Digital Wallet

Paysafe:

Paysafe:
Digital Wallets


Digital wallets 29%
2021E Organic Revenue(4)

Skrill NETELLER INCOME access

- Diversified network of digital wallet solutions solving complex commerce friction and enabling the use of global APMs
- Enables consumers to upload, store, withdraw, and pay funds from a virtual account
- **Vertical focus:** **iGaming** Remittance Trading Prepaid

Market leadership and scale	Broad reach and deep expertise	Attractive growth and mix
120+ Markets[1]	**~70** APMs[2]	**~100%** eCommerce[3]
$441m 2021E Organic Revenue[4]	**3.8m** Active users[5]	**14%** '20E-'23E Organic Revenue CAGR[4]
$23.5bn 2021E Volume	**~$1bn** Deposits[6]	**1.9%** 2021E Take Rate

Note: APMs, Take Rate, eCommerce as defined on slide 52.
(1) Based on countries from which revenue was generated in FY2019A.
(2) Based on available APMs offered by Paysafe during FY2019A.
(3) Based on FY2019A organic revenue. See slide 50 for reconciliation to the nearest GAAP measure.
(4) See slide 49 for additional information regarding this non-GAAP measure.
(5) LTM as of July 2020. Active users based on active wallet accounts. Includes both independent and network accounts.
(6) Based on total digital wallets balances as at September 2020.

41

Specialized Wallets, Payments, and P2P transfers I love to trade crypto and move money into multiple currencies. I enjoy sports betting and online poker at my favorite brands. My Skrill prepaid Mastercard means I can easily access my funds when I travel. I’m able to upload and withdraw funds with ease. I use Rapid Transfer to quickly fund my account. Digital Wallet: Millennial and sophisticated digital consumers Merchants

Paysafe:

eCash: Bringing otherwise inaccessible consumers to high growth digital merchants

Paysafe:

eCash


eCash
21%
2021E
Organic
Revenue(4)

paysafecard Paysafe:cash

- Proprietary digital currency solutions empowering online, mobile and in-app commerce for the cash consumer
- Enables consumers to use cash to pay for goods and services online through both a prepaid and a barcode payment (billing, invoice, etc) solution
- **Vertical focus:** **Gambling**, **Video Gaming**, Utilities, Social Media, Financial Services, Rent Payments

Market leadership and scale	Broad reach and deep expertise	Attractive growth and mix
50+ Markets[1]	**650k+** Distribution points[2]	**~100%** eCommerce[3]
$318m 2021E Organic Revenue[4]	**12m** Active users[5]	**8%** '20E-'23E Organic Revenue CAGR[4]
$4.7bn 2021E Volume	Redeemable at **2,800+** Online stores[6]	**6.8%** 2021E Take Rate

Note: eCommerce, Take Rate as defined on slide 52.
(1) Based on countries in which paysafecard vouchers are available for purchase as at the end of H1 2020.
(2) Average distribution points YTD September 2020.
(3) Based on FY2019A organic revenue. See slide 50 for reconciliation to the nearest GAAP measure.
(4) See slide 49 for additional information regarding this non-GAAP measure.
(5) Paysafe estimate as of LTM September 2020.
(6) Based on average active monthly merchants YTD September 2020.

43

eCash: Making Cash Available for Digital Commerce

Paysafe:

Migrating 80% of volume to account / app-based

paysafecard


€25
paysafecard
pay cash. pay safe.
paysafecard
Amount: 10.00
PIN:
1234 1234 1234 1234
www.paysafecard.com
44

Serving Gen Z, Millennial and Underbanked consumers across 50+[1] markets

I pre-buy cash vouchers to upload for online gaming upgrades.

I buy online but I pay in cash at my local convenience store.

paysafecard is everywhere… I'm never far from topping up.

If I'm not playing, I'm streaming. I can pay cash for my whole online life.



Paysafe:cash


Paysafecash

Merchants

amazon, FORTNITE, Google Play, twitch, STEAM, Spotify

Distribution partners

DOLLAR GENERAL, bp, Shell, CVS pharmacy, ALDI, SPAR

(1) Based on countries in which paysafecard vouchers are available for purchase as at the end of H1 2020.

44

Processing: Full stack of integrated and eCommerce solutions

Paysafe:

Paysafe:
Processing


Processing
50%
2021E
Organic
Revenue(4)

- Proprietary international gateway that can process across US, Canada and Europe
- Scaled distribution across the US
- Leading iGaming platform with unique single API integration across 3 segments
- Global risk management expertise which allows entry into high value verticals
- **Vertical focus: eComm Integrated SMB**

Market leadership and scale	Broad reach and deep expertise	Attractive growth and mix
#4 Independent Merchant Acquirer in the US[1]	**150+** ISV Integrations[2]	**50%+** eCommerce & Integrated[3]
$764m 2021E Organic Revenue[4]	**250k+** Merchants[5]	**10%** '20E-'23E Organic Revenue CAGR[4]
$74.8bn 2021E Volume	**Leading** Clover Smart POS reseller	**1.0%** 2021E Take Rate

Note: Integrated, ISV, Take Rate, SMB, POS and eCommerce as defined on slide 52.
(1) Nilson – Top Acquirers 2019 excluding bank or bank owned acquirers.
(2) As of September 2020.
(3) Based on FY2019A organic revenue. See slide 50 for reconciliation to the nearest GAAP measure.
(4) See slide 49 for additional information regarding this non-GAAP measure.
(5) Based on open merchant accounts as of September 2020.

45

I need a partner that can provide in-store and online solutions. I want a better option for my core merchant acquiring. My business needs smart POS solutions to let me focus on the customer. I want a company that has the ability to help me optimize my cash flow. Small Merchant looking for growth Software Vendor at scale I need access to all the relevant local payment methods that my customers want. My agile dev team needs a single integration through REST APIs. I need a partner who can help me grow into new markets. I want to partner with a company that understands the special needs for my industry. Processing: Illustrative customer profile Representative merchants Note:API as defined on slide 52.

Operational Benchmarking

Paysafe:


eCommerce / Focus payments
Integrated
Global processors
Paysafe:
PayPal
nuvei
Shift4 PAYMENTS
REPAY
globalpayments
FIS
fiserv.
Organic Revenue(1) growth ('22E/'21E)
13%(2)
19%
17%
21%
18%
9%
8%
7%
Average: 18%
Average: 20%
Average: 8%
Organic adj. EBITDA(1) growth ('22E/'21E)
17%(2)
20%
19%
32%
19%
12%
12%
9%
Average: 19%
Average: 26%
Average: 11%
Organic adj. EBITDA(1) margin ('21E)
33%
29%
40%
39%
44%
47%
45%
43%
Average: 34%
Average: 42%
Average: 45%

Source: Company filings and FactSet as of 12/4/2020.
Note: Numbers shown on a calendar year basis.
(1) For Paysafe, See slide 49 for additional information regarding this non-GAAP measure.
(2) Includes upside impact to base plan '21E and '22E Organic Adj. EBITDA and Organic Revenue giving pro forma effect to cost savings and revenue opportunities if and when realized in future periods as well as effect to growth in U.S. iGaming market volume if and when it occurs.

47

Valuation Benchmarking

Paysafe:


eCommerce / Focus payments
Integrated
Global processors
Paysafe:
PayPal
nuvei
Shift4 PAYMENTS
REPAY
globalpayments
FIS
fiserv.
EV / 2021E Organic adj. EBITDA(1)
16x(2,4)
35x
35x
35x
27x
19x
18x
16x
Average: 35x
Average: 31x
Average: 18x
EV / 2022E Organic adj. EBITDA(1)
14x(3,4)
29x
29x
26x
23x
17x
16x
15x
Average: 29x
Average: 25x
Average: 16x

Source: Company filings and FactSet as of 12/4/2020.
Note: Numbers shown on a calendar year basis.
(1) For Paysafe, See slide 49 for additional information regarding this non-GAAP measure.
(2) Organic adj. EBITDA based on pro forma forecast plan which includes additional $60m from incremental revenue opportunities and cost savings.
(3) Organic adj. EBITDA based on pro forma forecast plan which includes additional $60m from incremental revenue opportunities and cost savings and $15m upside from accelerated US iGaming.
(4) '21E and '22E organic adj. EBITDA multiples of 18x and 16x, respectively, if incremental revenue and cost saving opportunities and US iGaming acceleration are excluded.

48

Non-GAAP Measures and Basis of Presentation Statement Regarding Non-GAAP Financial Measures This presentation includes Organic Revenue, Organic Gross Profit/Gross Margin, Organic Adjusted EBITDA, Organic Adjusted EBITDA Margin, Adjusted Operating Expenses, Adjusted Cash Conversion and Adjusted Cash Conversion Margin, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). Organic Revenue is stated on a net basis unless otherwise stated. For all historical periods in this presentation, Organic Revenue is presented on a basis that gives effect to acquisitions and dispositions that occurred in the relevant period as if such acquisitions and dispositions had occurred at the beginning of the relevant reporting period. Net revenue is presented net of interchange and card scheme fees for certain payment processing businesses and follows the recognition and measurement principles of applicable accounting standards, notably ASC 606. Organic Gross Profit/Organic Gross Margin is defined as Organic Revenue less cost of services. Organic Adjusted EBITDA is defined as net income/(loss) before the impact of income taxes, interest expense, interest income, depreciation and amortization, impairment expenses, foreign exchange gains and losses, non-recurring costs, and other income and expenses. These adjustments include non-cash items which by their nature are volatile and vary significantly based on factors outside Paysafe’s control such as the impact of foreign exchange rates. These adjustments also exclude the impact of items that are not reflective of the underlying performance of the Company and ongoing operating results, such as restructuring and acquisition costs. For all historical periods in this presentation (i.e., 2018, 2019 and 2020E), Organic Adjusted EBITDA is presented on a basis that gives effect to acquisitions and dispositions that occurred in the relevant period as if such acquisitions and dispositions had occurred at the beginning of the relevant reporting period. Additionally, Organic Adjusted EBITDA does not give effect to certain recurring costs that we expect to incur in periods after we have become a public company, including additional headcount in finance and accounting, investor relations and legal functions, board fees, D&O insurance, stock exchange fees and similar costs. We currently estimate that these recurring public company costs will range from approximately $5 million to $6 million annually. Organic Adjusted EBITDA Margin is calculated as Organic Adjusted EBITDA as a percentage of Revenue. Adjusted Cash Conversion is defined as Adjusted EBITDA less capital expenditures and increases/(decreases) in working capital. Capital expenditure includes purchases of intangible assets (excluding merchant portfolios) as well as purchases of property, plant and equipment. Working capital consists of the balance sheet line items Customer accounts and other restricted cash, Accounts receivable, Settlement receivables, Prepaid expenses and other current assets, Accounts Payable and accrued liabilities, Funds payable and amounts due to customers. Adjusted Cash Conversion Margin is calculated as Adjusted Cash Conversion as a percentage of Organic Adjusted EBITDA. Adjusted operating expenses is equivalent to the Company’s Selling, General and Administrative Expenses and is inclusive of credit losses. Adjusted operating expenses is adjusted where relevant for the items stated above as adjustments to the Company’s definition of Organic Adjusted EBITDA. For all historical periods in this presentation (i.e., 2018, 2019 and 2020E), Adjusted operating expenses is presented on a basis that gives effect to acquisitions and dispositions that occurred in the relevant period as if such acquisitions and dispositions had occurred at the beginning of the relevant reporting period. Management believes the presentation of these non-GAAP financial measures, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. See the following slide for reconciliations of the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. Basis of Presentation Revenue is stated on a net basis unless otherwise stated. Net revenue is presented net of interchange and card scheme fees for certain payment processing businesses and follows the recognition and measurement principles of applicable accounting standards, notably ASC 606.

GAAP to Non-GAAP Reconciliation Organic Adjusted EBITDA Organic Revenue Adjusted OPEX Basis of Presentation: The historical non-GAAP measures used in this presentation have been reconciled to their most directly comparable GAAP financial measures derived from the unaudited consolidated income statements of Pi Jersey Holdco 1.5 Limited for the years ended December 31, 2019 and 2018. (1) These adjustments give effect to acquisitions and dispositions that occurred in the relevant reporting period as if such acquisitions and dispositions had occurred at the beginning of the relevant reporting period. These adjustments have not been prepared in accordance with the applicable requirements of Rule 11-02 of Regulation S-X concerning pro forma financial information. See Slide 49 for additional information. (2) Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, transaction costs and strategic transformation costs resulting from value creation initiatives following business acquisitions, including certain professional advisory costs, office closure costs and resulting severance payments to employees.

GAAP to Non-GAAP Reconciliation (cont’d) Organic Gross Profit Basis of Presentation: The historical non-GAAP measures used in this presentation have been reconciled to their most directly comparable GAAP financial measures derived from the unaudited consolidated income statements of Pi Jersey Holdco 1.5 Limited for the years ended December 31, 2019 and 2018. (1) These adjustments give effect to acquisitions and dispositions that occurred in the relevant reporting period as if such acquisitions and dispositions had occurred at the beginning of the relevant reporting period. These adjustments have not been prepared in accordance with the applicable requirements of Rule 11-02 of Regulation S-X concerning pro forma financial information. See Slide 49 for additional information.

Glossary: Summary of Definitions API Application Programming Interface APM Alternate Payment Methods eCommerce eCommerce refers to any transaction that significantly relies on online activity by the merchant or consumer. This includes, but is not limited to, online credit card purchases, merchant purchases using paysafecard vouchers, and bank transfers into digital wallet accounts Forecast plan Paysafe forecast plan over 2020-2023 Integrated Integrated includes petroleum card services and businesses that are integrated to third party software vendors that provide one-to-many integrations ISV Independent Software Vendor LTM Last twelve months POS Point of sale SMB Small and Medium-sized Businesses Take rate Defined as net revenue divided by volume